<u>Exhibit F</u>



The People First Financial Platform®
Helping consumers achieve their dreams with the best credit, money, and privacy technology.
+72
+67
ScoreTracker
639
ScoreBuilder®
+79 pts
ScoreBoost™
+56 pts
Your Future Score

Campaign Video Transcript

AUDIO	VIDEO
Let me introduce you to Consumer Direct.	Consumer Direct logo
One mission has driven us: putting real financial power back into the hands of the individual.	In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. ConsumerDirect has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained here: invest.consumerdirect.com Stock footage: families, couples, individuals in different settings about to make a purchase (looking at a new house, buying a car, etc) Text on screen: “One mission” “real financial power” “into the hands of the individual”
Hi I’m David B. Coulter, the founder and CEO of Consumer Direct.	David on Screen
Every year, Americans lose an estimated $130 billion dollars because of low credit scores.	Text on screen: “ $130 B Dollars lost because of Low Credit Scores”

	Based on data and insights shared during Intuit's Investor Day 2021 presentation available at: https://investors.intuit.com/_assets/_323e181c91013c8841649b84f9038590/intuit/db/923/9388/pdf/Intuit-Investor-Day-2021-Presentation.pdf
For 92 million people, that means money wasted on higher interest for cars, homes and credit cards—that's money they could be spending building their futures.	"+92 million people" Calculation Methodology: Our estimated borrower numbers are derived from total addressable market (TAM) calculations, adjusted using borrower population percentages referenced in the Consumer Financial Protection Bureau's (CFPB) 2021 report. This approach assumes the continued accuracy and applicability of the CFPB data to the current market landscape. We assume consistent definitions of borrower categories, uniform applicability of TAM boundaries, and the relevance of 2021 data to present conditions. These estimates depend on the precision of the original population segmentation and may not reflect recent shifts in borrower demographics, economic factors, or regulatory changes. Our calculation is subject to change without notice. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. ConsumerDirect has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained here: invest.consumerdirect.com
At Consumer Direct, we put the power back in the hands of the individual and enable over 300,000	Text on screen: "300,000 + active members"

active members to see their potential Future Credit Scores, achieve it and get a better loan.	Based on internal company records as of March 2025. It reflects customers/members who engaged in qualifying business activities during the specified reporting period, as determined by internal criteria. This information is provided for informational purposes only and does not represent a guarantee of current or future partner activity. The definition of "active" may vary, and the active partners count is subject to change without notice.
Our MAX AI technology uses up to 9,000 data points to create personalized roadmaps designed for maximizing their future credit score. And with our simple DIY tools and proprietary Action Buttons, our users can instantly connect with financial institutions to address credit report errors, incorrect late payments, and other account issues.	Behind-the-scenes footage of the team working on MAX AI technology Text on screen: "9,000 data points" This number reflects the maximum potential insights generated per member and may vary by individual usage, data availability, and engagement levels as of April 2025. All data is derived from internal methodologies and is unaudited. This information is provided for illustrative purposes only and is subject to change without notice. Shots of platform: DIY tools + action buttons + credit report errors, late payments, account issues In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. ConsumerDirect has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained here: invest.consumerdirect.com Text on screen: "Credit report errors, Incorrect late payments, Account issues" Text on screen: "34-point increase in 30 days"

This direct control works—our members average a 34-point score increase in just 30 days.	Calculation Methodology: Average score calculations are based on historical internal data from SmartCredit® customers between Feb 2024 – Feb 2025. The sample includes customers who started with a credit score below 580. Individual results may vary and are not guaranteed.
	"Saved 3 Billion in interest"
In total, we estimate we've saved $3 billion in interest for our members.	Calculation Methodology: Our savings calculations are estimates using historical internal data. It is based on analyzing subscribers credit reports that had an increased credit score, while a current subscriber, for two categories: new auto and new mortgage financings. The calculations assumed precise credit score reporting, a consistent correlation between score ranges and financing rates, uniform loan terms except for interest rates, and steady interest rates over the loan's term, along with unvarying borrowing behaviors among users. It's important to note that our calculation estimates rely on accurate credit reporting, average loan data and current interest rates, but may not account for an individual subscriber's interest rate variations, if any, or significant shifts in users' borrowing and repayment habits, if any. Additionally, there was an assumed conversion from VantageScore® v3.0 to FICO® v8.0 and then verified by an official FICO® v8.0 calculator to determine savings from starting credit score to credit score before the above-mentioned financing occurred. Our calculation is subject to change without notice.
	"3,800+ partners selling our products. TheLendingScore.com hogo smartcredit"
Our main revenue model is a proprietary distribution network of over 3,000 partners selling our products,	Based on internal company records as of March 2025. It reflects partners who engaged in qualifying business activities during the specified reporting period, as determined by internal criteria. This information is provided for informational purposes only and does not represent a guarantee of current or future partner activity. The definition of "active" may vary, and

	the active partners count is subject to change without notice.
	Text on screen: ""~$100+ Million in Gross Revenue" + "~$10+ Million in EBITDA)
helping us to generate over $100 million in revenue and over $10 million in EBITDA last year alone.	The financial information presented herein is derived from audited financial statements for the year ended December 31, 2024. Readers should refer to the full audited financial statements and accompanying notes for a comprehensive understanding.
	Back to David on screen.
Our success has positioned us for an exciting future growth.	In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. ConsumerDirect has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained here: invest.consumerdirect.com
	B-roll footage of office space: wide shots of the office, David and team walking around, etc
We're opening this investment round as a strategic step, aiming to broaden our shareholder community as we prepare for future milestones. Investing today means becoming part of a profitable, high-impact fintech leader based on our proven growth record and strong market position.	In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. ConsumerDirect has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained here: invest.consumerdirect.com Back to David on Screen "Bonus shares for early investors"

This offering also includes bonus shares for early investors to become part of Consumer Direct. We empower consumers to maximize their financial potential, if you connect to this and are excited by our mission and future…this is your chance to **invest in Consumer Direct.**	This video contains forward-looking statements which are subject to risks, assumptions, and uncertainties (many of which are beyond the Company's control) and speak only as of the date the Offering is launched. All statements other than statements of historical fact included in this video are forward-looking statements and are based on assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are reasonable and appropriate under the circumstances. As you consider an investment in the Company, you should understand that these statements are not guarantees of performance or results, and should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. The Company undertakes no obligation to update any forward-looking statement, except as may be required by law. Our primary motivation for this Offering is to acquire new shareholders in anticipation of a potential direct public listing of our shares on a national securities exchange. We have engaged a U.S.-based investment banking firm to advise on a potential direct public listing, and we have secured the stock ticker symbol CNDR. However, any statements regarding a potential public direct listing are forward-looking statements, and there is no guarantee, or implied guarantee, that we will engage in, or be successful in, a direct public listing. If we are successful, the value of your

	shares may or may not increase, and there is a risk the value of your shares may decrease and even go to zero. Any potential direct public listing referenced in this Offering is dependent on a number of factors, including, but not limited to, SEC and securities exchange approval(s). As of the date of this Offering, we have not submitted any registration statement to the SEC or any application to any securities exchange, and we cannot guarantee or provide assurances that we will ever do so, nor that they will be approved if we do. For one year, the securities purchased in this Offering can only be resold: • As part of an offering registered with the SEC, such as an initial public offering; however, please note, even if we are successful with a potential direct public listing, there is no guarantee that shares purchased in this Offering will be registered in the direct public listing; • To the Company; • To an accredited investor; or • To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. CTA: invest.consumerdirect.com